350, 850 Dunsmuir Street Vancouver, BC V6C 1N5 Telephone: 604 688 7377

July 8, 2008	OTCBB: LGCPF

LINCOLN GOLD SHAREHOLDERS APPROVE SHAREHOLDER RIGHTS PLAN

LINCOLN GOLD CORPORATION (OTCBB:LGCP) announces that the Shareholder Rights Plan Agreement (the "Rights Plan") which was adopted by the Company’s board of directors and announced on May 28, 2008, was ratified and approved by the Company’s shareholders at the Company’s annual general meeting held on June 26, 2008. The Rights Plan was adopted to ensure the fair treatment of all Lincoln Gold shareholders in connection with any take-over bid for the outstanding common shares of the Company. The objective of the Rights Plan is to provide shareholders with adequate time to properly evaluate and assess a take-over bid without facing undue pressure or coercion. The Rights Plan also provides the board of directors with additional time to consider any take-over bid and, if applicable, to explore alternative transactions in order to maximize shareholder value.

The Rights Plan is not designed to prevent take-over bids that treat Lincoln Gold shareholders fairly. Pursuant to the terms of the Rights Plan, any bid that meets certain criteria intended to protect the interests of all shareholders are deemed to be "Permitted Bids". A Permitted Bid must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, in addition to certain other conditions, must remain open for 60 days. In the event a take-over bid does not meet the Permitted Bid requirements of the Rights Plan, the rights issued under the Rights Plan will entitle shareholders, other than any shareholder or shareholders involved in the take-over bid, to purchase additional common shares of Lincoln Gold at a significant discount to the market price of the common shares at that time. Lincoln Gold is not aware of any pending or threatened take-over bid or proposal to acquire control of the Company. The full text of the Rights Plan is available in the Company’s profile on www.sedar.com.

Lincoln Gold is a Canadian-based gold exploration company located with several projects in various stages of exploration which includes the Pine Grove, Hannah, and JDS properties in Nevada and the La Bufa property in Chihuahua, Mexico.

LINCOLN GOLD CORPORATION

“Paul Saxton”

President

For more information contact:
Investor Relations: 604-688-7377
www.lincolngold.com

All statements in this news release, other than statements of historical facts, including statements which address future financing, development and mining activities of Lincoln Gold Corp., are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein. In addition, Lincoln Gold Corp.’s business and operations are subject to the risks set forth in Lincoln Gold Corp.’s most recent Form 10-KSB, Form 10-QSB and other SEC filings which are available through EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on the forward-looking statements made in this news release.